May 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Steve Lo
Mr. Raj Rajan

	Re:	Monster Beverage Corporation
Form 10-K For Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 8-K
Filed February 28, 2018
File No. 001-18761

Dear Mr. Lo and Mr. Rajan:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 that was filed with the Commission on March 1, 2018 (the “Form 10-K”) and  the Current Report on Form 8-K that was filed with the Commission on February 28, 2018 (the “Form 8-K”) (File No. 001-18761).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1.              We note the amount of segment contribution margin disclosed in your results of operations equals the amounts reported as segment operating income at Note 18, Segment Information.  Please revise to define segment contribution margin and clarify if true, that segment contribution margin and segment operating income are the same measures of segment performance.  Alternatively, revise your disclosure in MD&A to discuss the segment performance measures disclosed in Note 18.

Response:

In response to the Staff’s comment, the Company advises the Staff that segment contribution margin and segment operating income are the same measures of segment performance.  In the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Commission on May 10, 2018 (“Form 10-Q”), operating income was consistently used as a measure of segment performance in both the footnotes to the condensed consolidated financial statements as well as in MD&A.  In future filings, where applicable, the Company will consistently refer to segment operating income as a measure of segment performance.

Notes to Consolidated Financial Statements

1.  Organization and Summary of Significant Accounting Policies

Cost of Sales, page 84

2.              Please disclose whether you allocate a portion of your payroll costs and depreciation and amortization to cost of sales.  Refer to ASC 330-10-30-1 through 30-8.  In this regard, please refer to your letter dated April 13, 2017 in response to comment 1 of our letter dated March 31, 2017.

Response:

In response to the Staff’s comment, the Company advises the Staff that a portion of its payroll costs, depreciation and amortization related to the direct manufacture of certain flavors by American Fruits & Flavors LLC, a subsidiary of the Company, is allocated to cost of sales.

The Company advises the Staff that the Company inadvertently did not update its Form 10-K as indicated in the Company’s letter dated April 13, 2017 (response to comment 1).  In future filings, where applicable, the Company will revise the disclosure of significant accounting policies set forth in the notes to the Company’s financial statements.  Below is an example of our proposed revised disclosure:

Cost of Sales — Cost of sales consists of the costs of concentrates and/or beverage bases, the costs of raw materials utilized in the manufacture of products, co-packing fees, repacking fees, in-bound freight charges, as well as certain internal transfer costs, warehouse expenses incurred prior to the manufacture of the Company’s finished products and certain quality control costs.  In addition, the Company includes certain costs such as depreciation, amortization and payroll costs that relate to the direct manufacture by the Company of certain flavors.  Raw materials account for the largest portion of the cost of sales.  Raw materials include cans, bottles, other containers, flavors, ingredients and packaging materials.

Form 8-K Filed February 28, 2018

Exhibit 99.1

3.              We note you present gross sales as a non-GAAP measure for the fourth quarter and year ended December 31, 2017.  Please provide the quantitative reconciliations of your non GAAP measures to the most directly comparable GAAP measures as required by Item 10(e)(i) of Regulation S-K or tell us why this guidance does not apply to you.  Please revise or advise.

Response:

In response to the Staff’s comment, the Company advises the Staff that both its Form 10-K and  Form 10-Q included a quantitative reconciliation of gross sales (a non-GAAP measure) to net sales (the most directly comparable GAAP measure) under the heading “Non-GAAP Financial Measures.”

The Company acknowledges the Staff’s comment with respect to press releases and will include quantitative reconciliations in future press releases which contain non GAAP financial measures.

As requested by the Staff, the following table reconciles the non-GAAP financial measure of gross sales with the most directly comparable GAAP financial measure of net sales for the three- and twelve-months ended:

	Three-Months Ended December 31,		Percentage Change
In thousands	2017	2016	17 vs. 16
Gross sales, net of discounts and returns	$934,804	$848,832	10.1%
Less: Promotional and other allowances	124,449	95,067	30.9%
Net Sales	$810,355	$753,765	7.5%

	Twelve-Months Ended December 31,		Percentage Change
In thousands	2017	2016	17 vs. 16
Gross sales, net of discounts and returns	$3,861,368	$3,485,463	10.8%
Less: Promotional and other allowances	492,323	436,070	12.9%
Net Sales	$3,369,045	$3,049,393	10.5%

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951)739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors,
President and Chief Financial Officer

cc:                                Farzad F. Damania

Katten Muchin Rosenman LLP